Artificial Intelligence Technology Solutions, Inc.

10800 Galaxie Avenue

Ferndale, MI 48220

(877) 787-6268

April 10, 2023

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

Attn: SEC Attorney Marion Graham; grahammar@sec.gov

Re:        Request for Qualification – (the “Company”) S-1 Registration Statement filed on March 31, 2023 (File Number 333-271031)

Dear Sir or Madam:

The Company respectfully requests that the above-referenced S-1 be declared effective by the Securities and Exchange Commission by 4:00 p.m., Wednesday, April 12, 2023.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com, should you have any questions regarding this request for qualification.

Thank you.

Sincerely yours,

/s/ Steven Reinharz

By: Steven Reinharz

Chief Executive Officer